SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 1)



                                Base Ten Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  069 779 20 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jesse L. Upchurch
                                500 Main Street
                             Fort Worth, Texas 76102
                                 (817) 870-0301
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                            __________________, 199_
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------
CUSIP NO. 069 779 20 5
----------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON AND
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

     JESSE L. UPCHURCH                                     SS# ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [x]    (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     PF, WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         12,274,953
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          12,161,519
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,274,953
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------
CUSIP NO. 069 779 20 5
----------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON AND
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

     DREW SYCOFF                                          SS# ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [x]    (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     PF,WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         12,274,953
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          113,434
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,274,953
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934


Item 1.    Security and Issuer:

           Class A Common Stock issued by:
           Base Ten System, Inc.
           One Electronics Drive
           Trenton, New Jersey  08619

Item 2.    Identity and Background

           1.  (a)-(c)

           Jesse L. Upchurch, whose business address is, c/o Upchurch Corporation, 500 Main Street, Fort Worth, TX 76102, is the Chairman and CEO of Upchurch Corporation, a privately held company, with a principal business address at 500 Main Street, Fort Worth, TX 76102. Mr. Upchurch holds shares of Class A Common Stock of Base Ten Systems, Inc. (the "Company") directly and indirectly through Trust C of the Constance J. Upchurch Family Trust ("Trust C"), of which Mr. Upchurch is the Trustee. The shares held by Trust C were transferred from the Estate of Constance Upchurch (the "Estate"), through which Mr. Upchurch had acquired and held shares of Class A Common, as executor and beneficiary of the Estate.

           Mr. Upchurch is also the sole stockholder of World Video Library ("WVL"), through which he also had acquired and held shares of Class A Common until December 31, 1998, at which time such shares were distributed to Mr. Upchurch (and thereafter held directly by him).

           (d) Criminal Proceedings:

           Not Applicable

           (e) Civil Proceedings Relating to Federal or State securities laws:

           Not Applicable

           (f) Citizenship:

           United States

           2.  (a)-(c)

           Drew Sycoff, whose business address is c/o Andrew Garrett, Inc., 52 Vanderbilt Avenue, 20th Floor, New York, NY 10017, is the President of Andrew Garrett, Inc., with a principal business address at 52 Vanderbilt Avenue, 20th Floor, New York, NY 10017. Mr. Sycoff holds shares of Class A Common Stock of the Company directly and indirectly through Andrew Garrett, Inc. ("AGI"), of which Mr. Sycoff owns 98% of the capital stock. AGI is a broker-dealer registered under the Securities Exchange Act of 1934, and a portion of the shares held by AGI are held in a trading account that is used to make a market for the Class A Common shares on the NASDAQ National Market, with the remaining portion held in an account used for investment purposes.

           (d) Criminal Proceedings:

           Not Applicable

           (e) Civil Proceedings Relating to Federal or State securities laws:

           Not Applicable

           (f) Citizenship:

           United States

Item 3.    Source and Amount of Funds Or Other Consideration

            1. Mr. Upchuch used personal fund, Estate funds, Trust C funds and WVL working capital to acquire the Class A Common shares reported herein.

            2. Mr. Sycoff used personal funds and AGI working capital to acquire the Class A Common shares reported herein.

Item 4.    Purpose of Transaction

           The reporting persons are considering the possible courses of action that they may pursue to help maximize shareholder value, including possible changes in senior management and the Board of Directors. At a meeting with the Company's Chairman and Chief Executive Officer, Thomas Gardner, and two of the Company's Directors, Messrs. Schafer and Sword, on April 2, 1999, a representative of the reporting persons notified Messrs. Gardner, Schafer and Sword that the reporting persons were requesting the prompt resignation of Mr. Gardner from all positions with the Company held by him and a complete change in the Board of Directors of the Company at or before the forthcoming 1999 Annual Meeting of the Company's shareholders, which the reporting persons believe is scheduled to be held on May 7, 1999. The reporting persons believe that, under the Company's Certificate of Incorporation, two of the six positions on the Board of Directors are subject to election at that Annual Meeting.

Item 5.    Interest in Securities of the Issuer

           1. (a) The aggregate number of Class A Common shares beneficially owned by Mr. Upchurch is 12,274,953, including 1,000,000 warrants exercisable for an equal number of Class A Common shares, representing 55.4% of the Class A Common shares outstanding (treating the 1,000,000 shares for which the warrants are exercisable as outstanding for this purpose).

               (b)  The number of shares as to which Mr. Upchurch has:

                    (i)    sole   power  to  vote  or  to  direct  the  vote  is
                           -0-.

                    (ii) shared power to vote or to direct the vote is 12,274,953.

                    (iii) sole power to dispose or to direct the disposition of is 12,161,519.

                    (iv)   shared   power  to   dispose  of  or  to  direct  the
                           disposition of is -0-.

                (c) On  March 5,  1999,  Mr.  Upchurch,  on  behalf  of Trust C, purchased 2,500,000 Class A Common shares upon conversion of the Company's 9.01% subordinated convertible debentures, at an exercise price of $4.00 per share.

                    On March 11, 1999, Mr. Upchurch purchased 100,000 Class A Common shares in the open market, at a price of $1.91 per share.

                    On March 16, 1999,  Mr.  Upchurch  puchased   50,000 Class A
                    Common shares in the open market, at a price of $1.78 per share.

                    On March 23, 1999, Mr. Upchurch purchased 25,000 Class A Common shares in the open market, at a price of $1.53 per share.

               (d)  Not Applicable.

               (e)  Not Applicable.


          2. (a) The aggregate number of Class A Common shares beneficially owned by Mr. Sycoff is 12,274,953, including 1,000,000 warrants exercisable for an equal number of Class A Common shares, representing 55.4% of the Class A Common shares outstanding (treating the 1,000,000 shares for which the warrants are exercisable as outstanding for this purpose).

               (b)  The number of shares as to which Mr. Sycoff has:

                    (i)    sole power to vote or to direct the vote is -0-.

                    (ii) shared power to vote or to direct the vote is 12,274,953.

                    (iii) sole power to dispose or to direct the disposition of is 113,434.

                    (iv) shared power to dispose or to direct the disposition of is -0-.

               (c) Mr. Sycoff, through AGI, has made numerous purchases and sales of the Class A Common shares during the past 60 days in the ordinary course of business as a broker-dealer, for the purpose of making a market for the Class A Common shares on the NASDAQ National Market. In this capacity, shares of Class A Common were purchased and sold from January 31, 1999 through April 1, 1999, for prices ranging from $1.13 to $2.78 per share.

               (d)  Not Applicable.

               (e)  Not Applicable.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            Base Ten Systems, Inc. and Jesse L. Upchurch entered into a Purchase Agreement dated August 8, 1996, pursuant to which 9.01% convertible subordinated debentures, due August 31, 2003, were issued and sold to Mr. Upchurch for an aggregate purchase price of $10,000,000. Interest on the debentures was payable semi-annually, at a rate of 9.01% per year. The Company had the right to call the debentures after February 28, 1998 if the Class A Common Stock of the Company traded at a price between $15.00 and $17.50 per share. Mr. Upchurch had the right, provided he held at least 80% of the principal amount of the debentures, to nominate two directors to the Board of Directors of the Company, to be recommended by the Company's management in the Company's proxy statements. The Company agreed to register the shares issuable upon conversion of the debentures under the Securities Act of 1933 (the "Act"), on the demand of holders of at least 66-2/3% of the principal amount of the debentures at any time after February 28, 1996, in order to permit such holders to offer and sell such shares. The Company also agreed to permit holders to participate in other registrations covering offerings by the Company or its security holders. The debentures were originally convertible into 800,000 shares of Class A Common, at an exercise price of $12.50 per share. Mr. Upchurch and the Company agreed to modify the terms of the debentures to make them convertible into 2,500,000 shares, at an exercise price of $4.00 per share. Mr. Upchurch (on behalf of Trust C) executed and delivered to the Company an irrevocable consent dated December 22, 1998, pursuant to which he consented to such modification and the conversion of the debentures upon consummation of the exchange of the Company's Series A, Convertible Preferred Shares outstanding as of December 1, 1998 for the Company's Series B, Convertible Preferred Shares.

            Base Ten Systems, Inc. and Jesse L. Upchurch entered into a Stock Purchase Agreement dated November 12, 1998, pursuant to which 6,666,666 shares of Class A Common Stock and 1,000,000 warrants to purchase Class A Common Stock, at an exercise price of $3.00 per share, were sold to Mr. Upchurch for an aggregate of $20,000,000. The Company agreed to register the 6,666,666 shares and the shares issuable upon exercise of the warrants under the Act in order to permit Mr. Upchurch to offer and sell such shares. The Company also agreed to permit Mr. Upchurch to participate in other registrations covering offerings by the Company or its security holders.

            Each of the reporting persons has agreed to act together with respect to the matters described in response to Item 4 hereof, including voting their respective shares in the election of Directors and other corporate matters, in order to help maximize shareholder value for the Company's shareholders.

Item 7.     Material to be filed as Exhibits.

            Exhibit A - Purchase Agreement dated August 8, 1996 between Base Ten Systems, Inc. and Jesse L. Upchurch.

            Exhibit B - Irrevocable Consent dated August 8, 1996 by Jesse L. Upchurch, on behalf of Trust C of the Constance J. Upchurch Family Trust.

            Exhibit C - Stock Purchase Agreement dated November 12, 1998 between Base Ten Systems, Inc. and Jesse L. Upchurch.

            Exhibit D - Joint Filing Agreement dated April 1, 1999 between Jesse
            L. Upchurch and Drew Sycoff.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 1999

                                                      /s/ Jesse L. Upchurch
                                                     ---------------------------
                                                     Signature
                                                     Name:  Jesse L. Upchurch

                                                      /s/ Drew Sycoff
                                                     ---------------------------
                                                     Signature
                                                     Name:  Drew Sycoff